SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *

File No. 69-291

TNP Enterprises, Inc.
 (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          1.     The name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:
Name	State of Organization	Location and Nature of Business
TNP Enterprises, Inc.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company
Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility/Holding Company
Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation
First Choice Power, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation
TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)
Texas Generating Company*	Texas	P.O. Box 2943 Fort Worth, TX 76113 Special purpose corporation
Texas Generating Company II*	Texas	P.O. Box 2943 Fort Worth, TX 76113 Special purpose corporation
* Wholly-owned subsidiary of Texas-New Mexico Power Company

          2.     The following is a brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

          The claimant owns all of the issued and outstanding common stock of its principal operating subsidiary, TNMP, an electric public utility corporation. Texas-New Mexico Power Company (TNMP) serves approximately 238,000 customers in a total of 85 municipalities and adjacent rural areas in Texas and New Mexico. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

          Within Texas, TNMP is a regulated public utility engaged in the generation, supply, transmission, distribution and sale of electric energy. TNMP serves 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only two of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. The Texas service territory is found in three areas of the state:

  56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

  14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

  Six communities in far west Texas between Midland and El Paso.

          Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves 9 communities in southern New Mexico. The largest of these communities are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

          TNMP and its subsidiaries own generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TNMP sells electricity from these units solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

          3.     Certain information, for the calendar year 2000 with respect to claimant and its subsidiaries, is provided in the following chart:
(a)	Total MWH sold and related revenues are as follows:
		MWH	Revenues From Sales
	Retail	9,362,749	$591,162,000
	Wholesale	281,017	12,350,000
		___________	____________
	Totals	9,643,766	$603,512,000
		___________	____________
		___________	____________

TNP Enterprises, Inc. and Texas-New Mexico Power Company are incorporated in the State of Texas.

(b)	MWH sold and related revenues at retail in (a) above, are as follows:

		MWH	Retail Revenues
	Texas	7,982,036	$482,534,000
	New Mexico	1,380,713	108,628,000
		___________	____________
	Totals	9,362,749	$591,162,000
		___________	____________
		___________	____________
(c)	MWH sold and related revenues at wholesale in (a) above, are as follows:

		MWH	Wholesale Revenues
	Texas	264,922	$11,405,000
	New Mexico	16,095	945,000
		___________	____________
	Totals	281,017	$12,350,000
		___________	____________
		___________	____________

(d)	MWH purchased and related expenses are as follows:

			Purchased Power
		MWH	Expenses
	Texas	6,189,151	$224,513,000
	New Mexico	1,497,151	83,699,000
		___________	____________
	Totals	7,686,302	$308,212,000
		___________	____________
		___________	____________

          4.     Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

               Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 2000, together with a consolidating balance sheet and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2000 calendar year, are presented.

               Exhibit B. A Financial Data Schedule for the period ended December 31, 2000, including Item Nos. 1, 2, and 3.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2001.

TNP Enterprises, Inc.

By: \s\ Theodore A. Babcock
Theodore A. Babcock Chief Financial Officer

Corporate Seal

Attest:

 \s\    Kathleen A. Marion
Kathleen A. Marion, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Kathleen A. Marion, Secretary
TNP Enterprises, Inc.
2 Robbins Lane Suite 201
Jericho, NY 11753